                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               USDATA Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  917294 30 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Diana Wechsler Kerekes, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 917294 30 8

1    NAME OF REPORTING PERSON
     Safeguard Scientifics, Inc.
--------------------------------------------------------------------------------
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     23-1609753
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Pennsylvania
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF          -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)[X]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(*) Excludes an aggregate of 11,197 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations controlled by them. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 917294 30 8

1    NAME OF REPORTING PERSON
     Safeguard Delaware, Inc.
--------------------------------------------------------------------------------
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     52-2081181
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF          -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)[ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 917294 30 8

1    NAME OF REPORTING PERSON
     Safeguard Scientifics (Delaware), Inc.
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     51-0291171
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF          -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)[ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP No. 917294 30 8

1    NAME OF REPORTING PERSON
     Safeguard 2000 Capital, L.P.
--------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     23-3026167
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF          -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)[ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

The following information supplements and amends the information contained in the Schedule 13D previously filed by Safeguard Scientifics, Inc. ("Safeguard") relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of USDATA Corporation, a Delaware corporation (the "Company"), listed on the cover pages of this amendment.

ITEM 2. IDENTITY AND BACKGROUND

No change except as follows:

(a)-(c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSD"), and Safeguard 2000 Capital L.P. ("Safeguard 2000") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a leader in building and operating technology companies in three principal areas: business and IT services, software, and emerging technologies. SSD and SDI are wholly owned subsidiaries of Safeguard. SDI is the general partner of Safeguard 2000, a limited partnership organized under the laws of Delaware, and has sole voting and dispositive power over the securities owned by Safeguard 2000.

Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III, and IV are the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the Stock Purchase Agreement dated as of August ___, 2002, by and among the Reporting Persons and SCP Private Equity Partners II, L.P. ("SCP"), on October 1, 2002, SCP acquired in a private sale (a) 322,405 shares of Common Stock of the Company ("Common Stock") and 50,000 shares of Series A Preferred Stock of the Company ("Series A Preferred") from SDI; (b) 680,777 shares of Common Stock from SSD; and (c) 132,500 shares of Series B Preferred Stock of the Company ("Series B Preferred") and warrants to purchase 5,300,000 shares of Series A-2 Preferred Stock of eMake Corporation (the "eMake Preferred") from Safeguard 2000. SCP paid an aggregate purchase price of $300,000 for the securities. In connection with the purchase of the warrants from Safeguard 2000, SCP expects to receive an assignment from Safeguard 2000 of Safeguard 2000's rights to convert the eMake Preferred shares issuable upon exercise of the warrants (the "Warrant Shares") into shares of Series B Preferred under that certain Exchange Agreement, dated September 12, 2000, by and between the Issuer and Safeguard 2000 (the "Exchange Agreement"). Under that certain Warrant Agreement, dated March 30, 2001, among the Company, Safeguard 2000 and SCP, Safeguard 2000 is prohibited from converting its Warrant Shares into shares of Series B Preferred, and such prohibition would be applicable to SCP as an assignee of the Exchange Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Replace the disclosure previously contained in Item 5 with the following:

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                    Beneficial Ownership
                                                    --------------------
                                           Number of                   Percentage
                                            Shares                      of Total
                                            ------                      --------
Safeguard Scientifics, Inc.                   0                            0%
Safeguard Delaware, Inc.                      0                            0%
Safeguard Scientifics (Delaware), Inc.        0                            0%
Safeguard 2000 Capital L.P.                   0                            0%


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 of this statement on Schedule 13D, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                DESCRIPTION
-----------                -----------

99.1 Stock Purchase Agreement dated as of August ___, 2002 by and among Safeguard Delaware, Inc., Safeguard
                           Scientifics (Delaware), Inc., Safeguard 2000 Capital
                           L.P. and SCP Private Equity Partners II L.P.


99.2                       Exchange Agreement dated as of September 12, 2000
                           (incorporated by reference to Exhibit 99.2 filed on September 20, 2000 as an exhibit to Schedule 13D filed by Reporting Persons)


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this schedule is true, complete and correct.

Date:  October 4, 2002                     Safeguard Scientifics, Inc.

                                           By:  /s/ N. Jeffrey Klauder
                                                ------------------------------
                                                N. Jeffrey Klauder
                                                Managing Director and General Counsel

Date:  October 4, 2002                     Safeguard Delaware, Inc.

                                           By:  /s/ N. Jeffrey Klauder
                                                ------------------------------
                                                N. Jeffrey Klauder
                                                Vice President

Date:  October 4, 2002                     Safeguard Scientifics (Delaware), Inc.

                                           By:  /s/ N. Jeffrey Klauder
                                                ------------------------------
                                                N. Jeffrey Klauder
                                                Vice President


Date:  October 4, 2002                     Safeguard 2000 Capital L.P.
                                           By: Safeguard Delaware, Inc.
                                           Its:  General Partner

                                           By:  /s/ N. Jeffrey Klauder
                                                ------------------------------
                                                N. Jeffrey Klauder
                                                Vice President

                                   SCHEDULE I

         1.       Safeguard Scientifics, Inc.

                  Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in building and operating technology companies in three principal areas: business and IT services, software, and emerging technologies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this Schedule 13D.

         2.       Safeguard Delaware, Inc.

                  SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 2000 Capital L.P. ("Safeguard 2000"), a Delaware limited partnership. Schedule III provides information about the executive officers and directors of SDI as of the date of this Schedule 13D.

         3.       Safeguard Scientifics (Delaware), Inc.

                  SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.
                  Schedule IV provides information about the executive officers and directors of SSD as of the date of this Schedule 13D.

         4.       Safeguard 2000 Capital L.P.

                  Safeguard 2000 is a Delaware limited partnership with a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095.

                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.


  Name                               Present Principal Employment                   Business Address
  ----                               ----------------------------                   ----------------
EXECUTIVE OFFICERS(*)

Anthony L. Craig                   President, Chief Executive Officer and       Safeguard Scientifics,Inc.
                                   Director                                     800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael F. Cola                    Managing Director, Corporate Operations      Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Robert D. Crowley                  Managing Director, Software                  Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Managing Director and Chief Financial        Safeguard Scientifics,Inc.
                                   Officer                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony A. Ibarguen                Managing Director, Business & IT Services    Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Managing Director and General Counsel        Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS(*)

Robert E. Keith, Jr.               Managing Director of TL Ventures and         TL Ventures
                                   President and CEO, Technology Leaders        700 Building
                                   Management, Inc.                             435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony L. Craig                   Same as above                                Same as above

Vincent G. Bell, Jr.               President and Chief Executive Officer,       Verus Corporation
                                   Verus Corporation                            5 Radnor Corporate Center
                                                                                Suite 520
                                                                                Radnor, PA 19087

Walter W. Buckley, III             Chairman and CEO, Internet Capital Group,    Internet Capital Group
                                   Inc.                                         435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA 19087

Robert A. Fox                      President, R.A.F. Industries                 R.A.F. Industries
                                                                                One Pitcairn Pl, Suite 2100
                                                                                165 Township Line Road
                                                                                Jenkintown, PA 19046-3593

Jack L. Messman                    Chairman, President, CEO, Novell, Inc.       Novell, Inc.
                                                                                1800 South Novell Place
                                                                                Provo, UT 84606

Russell E. Palmer                  Chairman and CEO, The Palmer Group           The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104

John W. Poduska Sr.                Consultant                                   295 Meadowbrook Rd.
                                                                                Weston, MA 02493-2450

(*)  All Executive Officers and Directors are U.S. Citizens.

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.


  Name                               Present Principal Employment                   Business Address
  ----                               ----------------------------                   ----------------
EXECUTIVE OFFICERS(*)

Anthony L. Craig                   President, Safeguard Delaware, Inc.;         Safeguard Scientifics, Inc.
                                   President and CEO, Safeguard Scientifics,    800 The Safeguard Building
                                   Inc.                                         435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Delaware, Inc.; Managing Director and CFO,   800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087
N. Jeffrey Klauder                 Vice President & Assistant Secretary,        Safeguard Scientifics,Inc.
                                   Safeguard Delaware, Inc.; Managing           800 The Safeguard Building
                                   Director and General Counsel, Safeguard      435 Devon Park Drive
                                   Scientifics, Inc.                            Wayne, PA 19087
DIRECTORS(*)

Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Joseph R. DeSanto                  Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Tonya L. Zweier                    Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

(*)  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.


  Name                               Present Principal Employment                   Business Address
  ----                               ----------------------------                   ----------------
EXECUTIVE OFFICERS(*)

Anthony L. Craig                   President, Safeguard Scientifics             Safeguard Scientifics, Inc.
                                   (Delaware), Inc.; President and CEO,         800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087
Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Scientifics (Delaware), Inc.; Managing       800 The Safeguard Building
                                   Director and CFO, Safeguard Scientifics,     435 Devon Park Drive
                                   Inc.                                         Wayne, PA 19087
N. Jeffrey Klauder                 Vice President & Assistant Secretary,        Safeguard Scientifics,Inc.
                                   Safeguard Scientifics (Delaware), Inc.;      800 The Safeguard Building
                                   Managing Director and General Counsel,       435 Devon Park Drive
                                   Safeguard Scientifics, Inc.                  Wayne, PA 19087
DIRECTORS(*)

Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Joseph R. DeSanto                  Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
Tonya L. Zweier                    Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

(*)  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name            Transaction Date          Type of Transaction        Shares           Price Per Share
----            ----------------          -------------------        ------           ---------------



